Exhibit 7.03

China Natural Gas Chairman Enters Into Exclusivity with Private Equity Consortium Backed
By Themes for Take-Private Transaction

XI'AN China, June 30, 2011 -- Mr. Qinan Ji ("Mr. Ji"), Chairman and Chief Executive Officer of China Natural Gas, Inc. ("China Natural Gas" or the "Company") (Nasdaq: CHNG), a leading provider of compressed natural gas for vehicular fuel and pipeline natural gas for industrial, commercial and residential use in Xi'an, China, announced today that he entered into an exclusivity agreement with a consortium backed by Themes Investment Partners, a China-focused private equity firm. Mr. Ji informed the Special Committee of the Board of Directors of the Company (the "Special Committee") that he intended to work together with the consortium to formulate a proposal to acquire all of the outstanding shares of common stock of China Natural Gas he and his affiliates do not currently own through a going private transaction at a proposed price of $4.25 per share in cash. Mr. Ji, directly and indirectly, currently beneficially owns approximately 13.99% of the Company's common stock.

There can be no assurance that any proposal for a transaction will be made, that any agreement will be executed or that any transaction will be approved or consummated.

For further information, please contact:

China Natural Gas, Inc.

Bode Xu, CFO
Phone: +86-29-8832-7391
Cell: +86-158-2969-1287
Email: bode.xu@naturalgaschina.com

Jackie Shi
Investor Relations Director
Phone: +86-29-8832-3325 x922
Cell:  +86-139-9287-9998
Email: yjshi@naturalgaschina.com